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                             September 24, 2020

       Bihua Chen
       Chief Executive Officer
       Helix Acquisition Corp
       200 Clarendon Street, 52nd Floor
       Boston, MA 02116

                                                        Re: Helix Acquisition
Corp
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted on August
28, 2020
                                                            CIK No. 0001821586

       Dear Ms. Chen:

              We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       General

   1. Please limit the prospectus cover page to one page, as required by Item 501(b) of
                                                        Regulation S-K.
              You may contact Paul Cline at 202-551-3851 or Kristina Marrone at 202-551-3429 if you
       have questions regarding comments on the financial statements and related matters. Please contact Maryse Mills-Apenteng at 202-551-3457 or James Lopez at 202-551-3536 with any other questions.
 Bihua Chen
Helix Acquisition Corp
September 24, 2020
Page 2
                                      Sincerely,
FirstName LastNameBihua Chen
                                      Division of Corporation Finance
Comapany NameHelix Acquisition Corp
                                      Office of Real Estate & Construction
September 24, 2020 Page 2
cc:       Colin Diamond
FirstName LastName